UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vasta Platform Limited
(Name of Issuer)

Class B Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G9440A109
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Cogna Educação S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 64,436,093
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 64,436,093
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 64,436,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.6%(1)(2)
12	TYPE OF REPORTING PERSON C

(1)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 18,575,492 Class A common shares outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
(2)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

ITEM 1.	(a) Name of Issuer: Vasta Platform Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Vasta Platform Limited

Av. Paulista, 901, 5th Floor

Bela Vista, São Paulo—SP

CEP 01310-0100, Brazil

ITEM 2.	(a) Name of Person Filing: Cogna Educação S.A

(b)	Address of Principal Business Office, or if None, Residence:

Cogna Educação S.A.

Rua Santa Madalena Sofia, 25, 4th floor, Room 01, Vila Paris

01310-100, Minas Gerais – MG

Brazil

(c)	Citizenship or Place of Organization:

São Paulo, Brazil.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class B common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G9440A109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)	Amount beneficially owned:

See row 9 of the cover sheets of the Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheets of the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheets of the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheets of the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheets of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheets of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cogna Educação S.A.

Dated: February 5, 2021	/s/ Bruno Giardino Roschel de Araujo
By: Bruno Giardino Roschel de Araujo
Title: Investor Relations Officer